Exhibit 34.1
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Member of
CenterPoint Energy Houston Electric, LLC
Houston, Texas
We have examined management’s assertion, included as Exhibit 33.1 and titled Report on Assessment of Compliance with Servicing Criteria for Asset-Backed Securities, that CenterPoint Energy Houston Electric, LLC (the “Company”) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB applicable for the approximately $665 million original principal amount of CenterPoint Energy Restoration Bond Company, LLC’s restoration bonds (the “2009 Senior Secured Restoration Bonds”) as of December 31, 2009 and for the period November 25, 2009 (issuance date of the 2009 Senior Secured Restoration Bonds) through December 31, 2009, excluding criteria 1122(d)(1)(ii) (outsourcing), (1)(iii) (back-up servicing), (1)(iv) (fidelity bond), (2)(ii) (wire transfer disbursements), (2)(vi) (unissued checks), (3)(ii) (allocation and remittance), (3)(iii) (disbursements to investors), (4)(iii) (additions, removals or substitutions), (4)(v) (records regarding pool assets), (4)(ix) (adjustments to interest rates), (4)(xi) (payments on behalf of obligors), (4)(xii) (late payment penalties), (4)(xiii) (obligor disbursements), and (4)(xv) (external credit enhancement), which management has determined are not applicable to the activities performed by the Company with respect to the 2009 Senior Secured Restoration Bonds. Management is responsible for the Company’s compliance with the servicing criteria. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the servicing criteria based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria, including tests on a sample basis of the servicing activities related to the 2009 Senior Secured Restoration Bonds, determining whether the Company performed those selected activities in compliance with the servicing criteria during the specified period, and performing such other procedures as we considered necessary in the circumstances. Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.
In our opinion, management’s assertion that the Company complied with the aforementioned applicable servicing criteria as of December 31, 2009 and for the period November 25, 2009 through December 31, 2009 for the approximately $665 million original principal amount of CenterPoint Energy Restoration Bond Company, LLC’s restoration bonds is fairly stated, in all material respects.
/s/ DELOITTE & TOUCHE LLP
Houston, Texas
March 30, 2010